July 7, 2005



Mr. Craig Wilson
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549


RE:      THE REYNOLDS AND REYNOLDS COMPANY
         FILE NO. 001-10147
         FORM 10-K:  FOR THE YEAR ENDED SEPTEMBER 30, 2004
         FORM 10-Q: FOR THE QUARTERLY PERIOD ENDED DECEMBER 31, 2004 FORM 10-Q: FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2005

Dear Mr. Wilson,

The purpose of this letter is to confirm my telephone conversation with Christopher White, Staff Accountant, pursuant to which you kindly agreed to extend our deadline to respond to the SEC Staff's letter dated June 30, 2005 until July 29, 2005. We appreciate your agreeing to extend our deadline and will provide to you our response on or before July 29, 2005.

Sincerely,


/s/ Joyce Murty

Joyce Murty
Senior Corporate Counsel and
Director Ethics and Compliance

Cc:  Christopher White, Staff Accountant